Filed by Duddell Street Acquisition Corp.
This communication is filed pursuant to Rule 425 under the
United States Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Duddell Street Acquisition Corp.
Commission File Number: 001-39672
Date: July 12, 2022

GLOBAL TEAM OVERVIEW OF FISCALNOTE’S EQUITY AWARDS AND EMPLOYEE STOCK PURCHASE PROGRAM

July 2022

OVERVIEW

First, a little information on equity compensation generally, how FiscalNote has approached it so far as a privately-held company, and how we expect it to change when we go public.

As a privately-held company, FiscalNote has made a point of granting equity awards to team members broadly throughout the organization. Unlike other important forms of compensation (like salary) or benefits (like our 401(k) match and health & welfare plans), equity awards literally give team members an investment in the business. The value of that investment should increase over time as FiscalNote executes on its growth strategy, giving all of us an opportunity to own a part of FiscalNote’s success. In general, these awards have consisted primarily of options to purchase common stock, granted under FiscalNote’s 2013 Equity Incentive Plan in connection with each team member’s hire.

As a public company, FiscalNote intends to continue its practice of granting equity awards broadly to team members, with a few exciting changes to enhance this benefit.

●	First, we’ll be switching from the 2013 Equity Incentive Plan to a brand new 2022 Long-Term Incentive Plan, which will provide us with an expanded pool of shares for additional employee grants in the coming years.

●	Second, for most team members, we’ll be switching from grants of options to grants of restricted stock units.

●	Third, as a private company, there has been no trading market for FiscalNote stock. As a result, team members generally have been required to hold onto the equity compensation they’ve received so far. In contrast, once our common stock is listed for trading on New York Stock Exchange (“NYSE”), team members will have opportunities to monetize their equity awards by selling shares into the market if they wish. There are some limitations on the ability to trade, which will be explained further below.

●	Last, but not least, we’ll be adopting an Employee Stock Purchase Plan, which will enable team members to directly purchase shares of FiscalNote at a discount to market prices - if you choose to participate.

EQUITY AWARDS

Options

To date, most team members have received grants of stock options. There are two key points about options to keep in mind:

●	First, options give the holder a right to purchase shares of FiscalNote stock in the future at a specified price, called an “exercise price.” The exercise price is equal to the fair value of a share of FiscalNote stock when the award was granted. As a result, options only have value to the holder if the price per share of FiscalNote stock goes up after the grant date.

●	Second, stock options generally are granted subject to “vesting,” which essentially means the holder doesn’t fully own the award and can’t actually exercise it until some condition is met. For most team members, the condition is simply to remain employed with FiscalNote for a specified period of time. That’s called “time-based vesting.”

Here’s an example: Suppose a team member is granted 1,000 options in 2020, with an exercise price per share of $2, subject to a four-year vesting schedule....

Restricted Stock Units (RSUs)

In connection with going public, we’re planning to incorporate restricted stock units (or “RSUs”) into our equity compensation program, as the primary form of equity award to team members going forward.

Like stock options, RSUs generally represent a right to acquire shares of stock in the future, subject to time-based vesting (a requirement to stay employed with FiscalNote for some period of time after the grant date). The major difference is, unlike with options, the holder doesn’t have to pay any “exercise price” to receive the shares — they just get delivered to the holder when the award vests.

Here’s an example: Suppose a team member is granted 1,000 RSUs, subject to a three-year vesting schedule…

Public Markets

Perhaps the biggest change in our equity compensation program after we go public is this: as a public company, there will be a trading market for FiscalNote’s common stock. As a result, team members will have the ability, if you choose to do so, to monetize your awards by exercising and/or selling the underlying shares after the awards vest.

To facilitate this, we are working on switching from Carta (our current equity platform where your awards reside today) to Fidelity as our public company equity plan administrator. We expect to implement the conversion in the month or two after closing. Each team member will receive an individual Fidelity account where you’ll be able to view and accept any new awards, as well as access brokerage services to sell the underlying shares into the market if you wish to do so.

There will be a few limitations on everyone’s ability to transact in our stock after we go public:

●	First, under the terms of our going public transaction, all of our existing stockholders (including equity award holders) will be subject to a 6-month lockup period, which is customary for companies listing on the public markets. This means we won’t be able to sell shares of FiscalNote, including shares subject to equity awards, for the 6-month period after closing. The lock-up does provide for customary limited exceptions, such as transfers to immediate family members, charities, and estate planning vehicles, etc.

●	Second, we’ll all be subject to U.S. rules and regulations on insider trading, which generally prohibit buying or selling stock when you possess material non-public information (or “MNPI”) about the company, or sharing MNPI with someone else who trades on it. As employees, any of us might come across MNPI in the course of doing our jobs. Therefore, once we’re public, we’ll all need to be careful not to transact in the stock if we’re aware of MNPI, and it will be even more important to maintain the confidentiality of company information. To promote compliance with insider trading laws, we plan to adopt an Insider Trading Policy that will provide for customary trading windows around public earnings releases, blackout periods for specified employees, and so on. We’ll provide more guidance and training when we adopt and announce that policy.

EMPLOYEE STOCK PURCHASE PLAN

Next, on top of the enhancements to our equity compensation program, FiscalNote also plans to adopt an Employee Stock Purchase Plan (“ESPP”) after we go public. ESPPs are a great benefit, because they enable employees to purchase shares of a public company’s stock at a discount to the market price.

At a high level, here’s how our ESPP will work:

●	Each team member eligible to participate will have the opportunity, but not any obligation, to allocate up to 15% of their cash compensation to purchase shares of FiscalNote stock, as a payroll deduction.

●	Each six-month period running from January 1 to June 30 and from July 1 to December 31 will be an ESPP “offering period.” Team members will have the opportunity to elect to participate prior to each offering period.

●	At the end of each offering period, any amounts you allocated to the ESPP during the period will be used to buy FiscalNote stock at a discount of 15% off the lesser of the company’s market price at either the beginning or end of the period.

For example, suppose you allocated $7,000 to the ESPP over the period starting January 1, 2023 and ending June 30, 2023. Our market price per share was $10.20 at the start of the period and $11.03 at the end of the period. You would get to buy 807 shares at $8.67 per share, a 15% discount off the $10.20 price per share.

We expect to use Fidelity as the administrator of our ESPP as well, so you can expect to receive more detailed information from us and Fidelity as we get closer to implementing the ESPP and providing team members with election opportunities.

HOW GOING PUBLIC WILL AFFECT YOUR CURRENT SHARES

Impacts to Your Current Stock Holdings in FiscalNote

When we close our going-public transaction and list on NYSE, each share of FiscalNote common stock outstanding before closing will be converted into a number of shares of public company stock, based on an “exchange ratio” determined in accordance with the terms of the transaction.

Below is an illustration of how the conversion works:

Formula	Illustrative Example
The $1.0 billion value ascribed to FiscalNote in the definitive agreement for our transaction plus the aggregate exercise price of our outstanding options and warrants	~$1.009 billion
divided by
FiscalNote’s fully diluted shares outstanding before closing	~86 million shares
further divided by
$10.00, the assumed price per share of the publicly traded common stock (1)	$10.00
equals
the Exchange Ratio	~1.17

(1) Though the transaction assumes that each share of the publicly traded company is worth $10.00, the actual trading price of the shares may be different on the closing date.

So, using the Exchange Ratio of 1.17 in the example above, 1,000 shares of FiscalNote prior to closing would be converted into a right to receive 1,170 shares of the public entity after closing. In addition, holders of FiscalNote stock and equity awards as of closing may become entitled to receive additional “earn-out” shares of the public entity after closing, on the terms and conditions set out in the definitive agreement for our transaction, if our trading price exceeds certain thresholds.

Impacts to Your Current Equity Awards in FiscalNote

As noted above, when we close the going public transaction, we’ll be adopting a brand-new 2022 Long-Term Incentive Plan, which will replace our current 2013 Equity Incentive Plan. All of FiscalNote’s equity awards outstanding under the 2013 plan immediately before closing will convert into awards of the public entity under the 2022 plan, with the same terms and conditions as your existing awards, including vesting conditions and expiration dates.

Below is an illustration of how your awards will be adjusted:

Options	Illustrative Example
Number of shares subject to the pre-closing award	1,000 shares
multiplied by
the Exchange Ratio	~1.17
equals
number of shares subject to the post-closing converted award	1,170 shares

Exercise price per share of the pre-closing award	$4.00
divided by
the Exchange Ratio	~1.17
equals
exercise price per share of the post-closing converted award	$3.42

RSUs	Illustrative Example
Number of shares subject to the pre-closing award	1,000 shares
multiplied by
the Exchange Ratio	~1.17
equals
number of shares subject to the post-closing converted award	1,170 shares

In addition, as mentioned above, holders of FiscalNote equity awards as of closing may become entitled to receive additional “earn-out” shares of the public entity after closing, on the terms and conditions set out in the definitive agreement for our going-public transaction, if our trading price exceeds certain thresholds. Note, however, that you’ll forfeit the right to receive these additional shares if you forfeit the related award (e.g., leave the company before it vests) prior to or after the “earn-out” trigger date.

There’s no reason you need to exercise your vested options before closing to get the benefit of the transaction. Any unexercised options outstanding when closing happens will be converted into new options of the public entity on substantially the same terms, with the number of shares subject to the grant and the exercise price per share adjusted as illustrated above. Of course, you can exercise your vested options before closing if you wish to do so for other reasons (e.g., an impending option expiration date, or your own personal financial or tax situation).

ADDITIONAL INFORMATION & RESOURCES

●	Remember, we plan to schedule additional training opportunities for anyone who wants more information on equity compensation or the ESPP program. Please look out for those invites!

●	Second, when we get closer to implementing Fidelity as our public company equity plan administrator, they will reach out to each team member with information about setting up your Fidelity account, where you’ll be able to view and accept your grants and transact in the stock.

●	Third, we are planning to provide all team members with training on insider trading as we enter the public markets. This is a vital policy for every Global Team member to learn and adhere to as part of a publicly-traded company.

●	Fourth, please bear in mind that the examples covered here didn’t go into detail on taxes. In general, FiscalNote can’t provide you with personal tax advice, and tax effects vary from jurisdiction to jurisdiction. We recommend talking to your personal financial or tax advisor if you have any questions.

●	Fifth, to find more information about your current equity ownership in FiscalNote, including your outstanding employee awards, you can log into Carta here. You can look up the number of shares and awards that you hold, and find copies of the 2013 Equity Incentive Plan and award agreements that govern your awards. You can also look up the vesting schedule that applies to your awards. After we transition to Fidelity, this information will be housed there instead.

●	Finally, you can always email Benefits@FiscalNote.com if you have questions about our compensation and benefits programs. You can also email Legal@FiscalNote.com if you have questions about the terms of your equity awards. We’re here to help!

Additional Information and Where to Find It

In connection with the previously announced business combination (the “Business Combination”), Duddell Street Acquisition Corp. (“DSAC”) has filed relevant materials with the Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus of DSAC, which was declared effective by the SEC on July 1, 2022, and will file other documents regarding the Business Combination with the SEC. DSAC's shareholders and other interested persons are advised to read the definitive proxy statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about DSAC, FiscalNote Holdings, Inc. (“FiscalNote”) and the Business Combination. DSAC has mailed the definitive proxy statement/prospectus and a proxy card to each DSAC shareholder entitled to vote at the extraordinary general meeting of shareholders to be held at 9:00 a.m. EDT on July 27, 2022. Before making any voting or investment decision, investors and shareholders of DSAC are urged to carefully read the entire Registration Statement and proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the Business Combination. The documents filed by DSAC with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

DSAC and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in DSAC are included in the proxy statement/prospectus for the Business Combination at www.sec.gov. Information about DSAC's directors and executive officers and their ownership of DSAC shares is set forth in DSAC's annual report on Form 10-K, dated April 14, 2022. Other information regarding the interests of the participants in the proxy solicitation is included in the proxy statement/prospectus pertaining to the Business Combination. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of DSAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the proxy statement/prospectus pertaining to the Business Combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as "will," "are expected to," "is anticipated," "estimated," "believe," "intend," "plan," "projection," "pro forma," "outlook" or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote's industry and market sizes, future opportunities for FiscalNote and DSAC, FiscalNote's estimated future results and the proposed business combination between DSAC and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of DSAC's and FiscalNote's managements and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond DSAC's or FiscalNote's control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, DSAC and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.